
07084320

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 5)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


SEC MAIL
RECEIVED
PROCESSING
DEC 18 2007
WASH. D.C.
186
SECTION

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101 (b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Tyler Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Mercator Minerals Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

90224J109
(CUSIP Number of Class of Securities (if applicable)

Jean Pierre Jutras, President and Chief Executive Officer
Tyler Resources Inc.
#500, 926 - 5th Ave. S.W.
Calgary, Alberta T2P 0N7
Tel. (403) 269-6753
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 9, 2007
(Date Tender Offer/Rights Offering Commenced)

Part I. – INFORMATION SENT TO SECURITY HOLDERS

The disclosure documents set forth below are attached immediately following this page:

1. Press release dated October 19, 2007[1]

2. Letter to shareholders dated November 9, 2007[2]

3. Offer to purchase and circular dated November 9, 2007[2]

4. Letter of transmittal[2]

5. Notice of guaranteed delivery[2]

6. Notice of extension dated December 17, 2007

---

(1) Previously furnished on the filing person's Form CB submitted to the Commission on October 22, 2007.
(2) Previously furnished on the filing person's Form CB (Amendment No. 1) submitted to the Commission on November 9, 2007.

Part II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits set forth below are furnished as part of this form:

Exhibit Number	Description of Document
1.1[3]	Press release dated November 27, 2007
1.2[4]	Investor presentation dated December 6, 2007
1.3	Press release dated December 17, 2007
2.1[1]	The filing person's Annual Information Form for the year ended December 31, 2006 dated March 28, 2007
2.2[1]	The filing person's management information circular dated May 3, 2007 prepared in connection with the annual meeting of shareholders of the filing person held on May 31, 2007
2.3[1]	The filing person's comparative consolidated financial statements and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004, together with the report of the auditors thereon, and management's discussion and analysis relating thereto
2.4[1]	The filing person's amended comparative unaudited consolidated financial statements and the notes thereto as at June 30, 2007 and for the six months ended June 30, 2007 and 2006, together with the amended management's discussion and analysis relating thereto
2.5[1]	The filing person's material change report filed January 8, 2007 respecting the results of an independent preliminary feasibility study, including an independent mineral reserve and independent mineral resource estimate, for the Mineral Park mine
2.6[1]	The filing person's material change report filed January 22, 2007, respecting a short form prospectus offering of common shares and note units
2.7[1]	The filing person's material change report filed February 15, 2007, respecting the closing of the short form prospectus offering
2.8[1]	The filing person's material change report filed October 22, 2007, respecting the offer to acquire the common shares of Tyler

Exhibit Number	Description of Document
2.9[2]	The filing person's comparative unaudited consolidated financial statements and the notes thereto as at September 30, 2007 and for the nine months ended September 30, 2007 and 2006, together with the management's discussion and analysis relating thereto

(1) Previously furnished on the filing person's Form CB (Amendment No. 1) submitted to the Commission on November 9, 2007.
(2) Previously furnished on the filing person's Form CB (Amendment No. 2) submitted to the Commission on November 17, 2007.
(3) Previously furnished on the filing person's Form CB (Amendment No. 3) submitted to the Commission on November 28, 2007.
(4) Previously furnished on the filing person's Form CB (Amendment No. 3) submitted to the Commission on December 10, 2007.

Part III. – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 22, 2007.

Part IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCATOR MINERALS LTD.



Marc LeBlanc
VP Corporate Development
& Corporate Secretary

December 17, 2007

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This Offer does not constitute an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Accordingly, the common shares of the Offeror may not be offered, directly or indirectly, and this Offer may not be distributed, in any jurisdiction where the Offer would not be permitted under applicable Laws.

This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

December 17, 2007

NOTICE OF EXTENSION

by


MERCATOR MINERALS LTD.

of its

OFFER TO PURCHASE

all of the outstanding common shares of

TYLER RESOURCES INC.

on the basis of 0.113 Mercator common shares
(the "Offer Consideration")
for each common share of Tyler Resources Inc.

Mercator Minerals Ltd. (the "**Offeror**" or "**Mercator**") hereby gives notice that it is amending its offer, originally dated November 9, 2007 (the "**Offer**"), to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares ("**Tyler Common Shares**") of Tyler Resources Inc. ("**Tyler**"), which includes common shares that may become outstanding after the date of the Offer but before the expiry time of the Offer upon exercise of stock options ("**Options**"), share purchase warrants ("**Warrants**") or other securities of Tyler (other than SRP Rights, as hereinafter defined) that are convertible into or exchangeable or exercisable for common shares of Tyler, together with the associated rights (the "**SRP Rights**") issued under the Shareholder Rights Plan of Tyler (collectively, the "**Shares**"), in order to extend the expiry of the Offer to 8:00 p.m. (Toronto time) on January 8, 2008.

The Offer has now been extended and is open for acceptance until 8:00 p.m. (Toronto time) on January 8, 2008, unless the Offer is further extended or withdrawn.

This Notice of Extension should be read in conjunction with the Offer and Circular dated November 9, 2007 (the "**Offer and Circular**"). Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the "Offer" in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the original offer, as amended by this Notice of Extension, and all references in such documents to the "Circular" mean the original circular, as amended by this Notice of Extension. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings given to them in the Offer and Circular.

The Dealer Managers for the Offer are:

In Canada	*In the United States*
Jennings Capital Inc.	**Jennings Capital (USA) Inc.** **Empire Financial Group Inc.**

Any questions and requests for assistance may be directed to the Information Agent at Georgeson Shareholder Communications Canada Inc. at 1-888-605-8401 (North American Toll Free Number)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Mercator Common Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "US Securities Act"), provided by Rule 802 thereunder. No Mercator Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Mercator is satisfied that such Mercator Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Mercator in its sole discretion. Ineligible Tyler Shareholders who would otherwise receive Mercator Common Shares in exchange for their Shares may, at the sole discretion of Mercator, have such Mercator Common Shares issued on their behalf to a selling agent, which shall, as agent for such Tyler Shareholders (and without liability except for gross negligence or willful misconduct), sell such Mercator Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Tyler Shareholders. Mercator will have no liability for any such proceeds received or the remittance thereof to such Tyler Shareholders.

Mercator Common Shares issued to Tyler Shareholders pursuant to the Offer will be "restricted securities" within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Shares tendered by such Shareholders in the Offer are "restricted securities". Accordingly, if you tender Shares in the Offer that bear a US Securities Act restrictive legend, any Mercator Common Shares issued to you in exchange for such Shares shall also bear a US Securities Act restrictive legend.

The Offer is being made for the securities of a Canadian issuer and the Offer and Circular have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular and/or this Notice of Extension have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Shareholders in the United States should be aware that the disposition of Shares and the acquisition of Mercator Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Offer and Circular or this Notice of Extension and such Shareholders are encouraged to consult their tax advisors. See "Canadian Federal Income Tax Considerations" in Section 22 of the Circular and "United States Federal Income Tax Considerations" in Section 23 of the Circular.

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of British Columbia, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or

recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

You should be aware that the Offeror may, subject to compliance with applicable Laws, purchase Shares otherwise than under the Offer, such as in open market purchases or privately negotiated purchases.

The Mercator Common Shares are listed on the TSX under the symbol "ML". The Tyler Common Shares are listed on the TSXV under the stock symbol "TYS".

For a discussion of risks and uncertainties to consider in assessing the Offer, see "Business Combination Risks" in Section 7 of the Circular and the risks described in the Offeror's Annual Information Form for the year ended December 31, 2006, which is incorporated by reference in the Offer and Circular.

Shareholders who wish to accept the Offer must properly complete and execute the letter of transmittal (printed on yellow paper) (the "**Letter of Transmittal**") or a manually signed facsimile thereof and deposit it, together with certificates representing their Shares and all other required documents, with Computershare Investor Services Inc. (the "**Depositary**"), at one of the offices set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may accept the Offer where the certificates representing the Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer using the notice of guaranteed delivery (the "**Notice of Guaranteed Delivery**") (printed on pink paper) or a facsimile thereof. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Mercator Common Shares on behalf of Ineligible Tyler Shareholders over the facilities of the TSX).

Questions and requests for assistance may be directed to the Dealer Managers, the Depositary and Georgeson (the "**Information Agent**"). Additional copies of the Offer and Circular, this Notice of Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Managers, the Depositary or the Information Agent at their respective addresses shown on the last page of this document.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Notice of Extension and the Offer and Circular, including the Schedules attached hereto and thereto, the pro forma consolidated financial statements of the Offeror and some of the information incorporated by reference in this Notice of Extension and the Offer and Circular, contains "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws, including concerning the proposed transaction and the business, operations and financial performance and condition of the Offeror and Tyler and estimated production, costs and mine life of the various mineral projects of the Offeror or Tyler. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed. Except for statements of historical fact relating to the companies, information contained herein or incorporated by reference herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include that the Offeror will be successful in acquiring 100% of the outstanding Shares, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of the Offeror and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, less than 100% of the outstanding Shares being acquired under the Offer, the Mercator Common Shares issued in connection with the Offer having a market value lower than expected, the businesses of the Offeror and Tyler not being integrated successfully or such integration may be more difficult, time-consuming and costly than expected and the expected combined benefit from the Offer not being fully realized or realized within the expected time frame. See "Strategic Rationale" in Section 4 of the Circular, "Purpose of the Offer" in Section 5 of the Circular, "Plans for Tyler" in Section 6 of the Circular and "Business Combination Risks" in Section 7 of the Circular as well as those risk factors discussed or referred to in the annual Management's Discussion and Analysis and Annual Information Form for the Offeror and the annual Management's Discussion and Analysis for Tyler filed with certain securities regulatory authorities in Canada and available under each of the company's respective profiles on the SEDAR website at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Offeror and the combination of the Offeror and Tyler. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference.

Although the Offeror has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Offeror undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statements related to Tyler are derived from Tyler's publicly filed reports.

INFORMATION CONCERNING TYLER

Except as otherwise indicated, the information concerning Tyler contained in this Notice of Extension and the Offer and Circular has been taken from or is based upon publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources. Tyler has not reviewed this Notice of Extension and the Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Tyler contained herein and therein. Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Tyler taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Tyler's financial statements, or for any failure by Tyler to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Tyler. Mercator has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Tyler's publicly available documents or records or whether there has been any failure by Tyler to disclose events that may have occurred or may affect the significance or accuracy of any information.

NOTICE TO HOLDERS OF OPTIONS, WARRANTS AND OTHER CONVERTIBLE, EXCHANGEABLE OR EXERCISABLE SECURITIES

The Offer is made only for Shares and is not made for any Options, Warrants or other securities of Tyler (other than SRP Rights) that are convertible into or exchangeable or exercisable for Shares. Any holder of Options, Warrants or other convertible, exchangeable or exercisable securities who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable Law, exercise the Options, Warrants or other convertible, exchangeable or exercisable securities in order to obtain certificates representing Shares and deposit those Shares pursuant to the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options, Warrants or other convertible, exchangeable or exercisable securities will have certificates representing the Shares received on such exercise available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer. If a holder of Options, Warrants or other convertible, exchangeable or exercisable securities does not exercise such Options, Warrants or other convertible, exchangeable or exercisable securities before the Expiry Time, such Options, Warrants or other convertible, exchangeable or exercisable securities will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, an option to acquire Shares will become an option or right to acquire a number of Mercator Common Shares, as determined in accordance with the terms of the Option, Warrant or other convertible, exchangeable or exercisable security. The tax consequences to holders of Options, Warrants or other convertible, exchangeable or exercisable securities of exercising their Options, Warrants or other convertible, exchangeable or exercisable securities are not described in "Canadian Federal Income Tax Considerations" in Section 22 of the Circular or "United States Federal Income Tax Considerations" in Section 23 of the Circular. Holders of the Options, Warrants or other convertible, exchangeable or exercisable securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options, Warrants or other convertible, exchangeable or exercisable securities.

In the event any Options, Warrants or other securities of Tyler (other than SRP Rights) that are convertible into or exchangeable or exercisable for Shares remain outstanding following the Expiry Date and the take up and payment for the Shares deposited under the Offer, Mercator intends, to the extent permitted under the terms of such securities, that such securities will become convertible into or exchangeable or exercisable for Mercator Common Shares instead of Shares pursuant to a Subsequent Acquisition Transaction, in accordance with the terms of such securities.

REPORTING CURRENCIES, ACCOUNTING PRINCIPLES AND EXCHANGE RATES

Unless otherwise indicated, all references to "Cdn$", "$" or "dollars" in this Notice of Extension refer to Canadian dollars and all references to "US$" in this Notice of Extension refer to United States dollars. Mercator's financial statements that are incorporated by reference in the Offer and Circular, and Mercator's pro forma consolidated financial statements contained in the Offer and Circular, are reported in United States dollars and were prepared in accordance with Canadian GAAP. On December 14, 2007, the noon rate of exchange as reported by the Bank of Canada for one US dollar expressed in Canadian dollars was $1.0137.

NOTE CONCERNING MINERAL RESOURCE CALCULATIONS

Information in this Notice of Extension and the Offer and Circular, including information incorporated by reference, and disclosure documents of Mercator that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms "measured resources", "indicated resources" and "inferred resources". Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission ("**SEC**") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects ("**NI 43-101**") is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this Notice of Extension and the Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

NOTICE OF VARIATION AND EXTENSION

December 17, 2007

TO: THE SHAREHOLDERS OF TYLER

This Notice of Extension amends the Offer pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained in the Offer and Circular, all of the outstanding Shares.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the "Offer" in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the original offer dated November 9, 2007 and all references in such documents to the "Circular" mean the original Offer and Circular dated November 9, 2007, as amended by this Notice of Extension.

Capitalized terms used in this Notice of Extension and not defined herein that are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.

1. Extension of the Offer

The Offeror has extended the expiry of the Offer to 8:00 p.m. (Toronto time) on January 8, 2008, unless the Offer is further extended or withdrawn. Accordingly, the definition of "Expiry Date" in the "Definitions" section of the Offer and Circular is deleted and replaced by the following:

"Expiry Date" means January 8, 2008, or such later date or dates as may be fixed by the Offeror from time to time as provided under "Extension, Variation or Change in the Offer" in Section 5 of the Offer, unless the Offer is withdrawn by the Offeror".

In addition, all references to December 17, 2007 in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to January 8, 2008.

2. Recent Developments

On November 9, 2007, Tyler announced that the board of directors of Tyler had deferred the "Separation Time" under the Tyler's Shareholder Rights Plan until a date to be determined by the board of directors of Tyler in the future. On December 14, 2007, the Alberta Securities Commission (the "ASC") dismissed the Mercator's application requesting that the ASC cease trade the Shareholder Rights Plan implemented by the Tyler Board of Directors.

3. Manner of Acceptance

Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Offer, "Manner of Acceptance".

4. Take up of and Payment for Deposited Shares

If all the conditions referred to under "Conditions of the Offer" in Section 4 of the Offer have been satisfied or waived at or before the Expiry Time, the Offeror will (unless it shall have withdrawn or terminated the Offer) not later than 10 days after the Expiry Date become obligated to take up and pay for Shares validly deposited under the Offer and not properly withdrawn at the Expiry Time. Any Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after taking up such Shares. Under applicable Laws, any Shares deposited to the Offer after the first date on which Shares have been taken up by the Offeror are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within ten Business Days of such deposit. See Section 6 of the Offer, "Take up of and Payment for Deposited Shares", for additional detail.

5. Right to Withdraw Deposited Shares

Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable Law) (i) at any time when the Shares have not been taken up by the Offeror; (ii) if the Shares have not been paid for by the Offeror within three Business Days after having been taken up; (iii) at any time before the expiration of ten days from the date upon which either a notice of change or a notice of variation is mailed, delivered or otherwise properly communicated to Shareholders (subject to certain terms and conditions). See Section 7 of the Offer, "Right to Withdraw Deposited Shares", for additional detail.

6. Consequential Amendments to the Offer and Circular and Other Documents

The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Extension.

7. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

8. Directors' Approval

The contents of this Notice of Extension have been approved, and the sending thereof to the security holders of Tyler has been authorized, by the Board of Directors of the Offeror.

CERTIFICATE

The contents of the Notice of Extension have been approved, and the sending thereof to the securityholders of Tyler has been authorized, by the Board of Directors of the Offeror.

The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or the securities to be distributed.

DATED: December 17, 2007

(Signed) MICHAEL SURRATT
President and Chief Executive Officer

(Signed) RAYMOND LEE
Chief Financial Officer

On behalf of the Board of Directors

(Signed) ROBERT J. QUINN
Director

(Signed) RONALD EARL VANKOUGHNETT
Director

Any questions and requests for assistance may be directed to
the Information Agent, the Dealer Managers or the Depositary for the Offer
at the telephone numbers and locations set out below:

The Information Agent for the Offer may be contacted at the following telephone number and location:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-888-605-8401

The Dealer Managers for the Offer may be contacted at the following telephone numbers and locations:

In Canada:

Jennings Capital Inc.
Suite 320, 33 Yonge Street
Toronto, ON M5E 1G4

Telephone: 416-214-0400
Toll Free: 1-877-214-3303
Fax: 416-214-2844

In the United States:

Jennings Capital (USA) Inc.
Suite 430, 520 – 5th Avenue SW
Calgary, AB T2P 3R7

Telephone: 403-292-0970
Toll Free: 1-888-292-0980
Fax: 403-292-0979

Empire Financial Group Inc.
150 California Street, 21st Floor
San Francisco, CA 94111

Telephone: 1-800-569-3337
Fax: 407-834-4681

The Depositary for the Offer may be contacted at the following telephone number and locations:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue, 9th Floor
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MERCATOR MINERALS LTD.

MERCATOR EXTENDS OFFER TO ALLOW TIME FOR TYLER SHAREHOLDERS TO TENDER

TRADING SYMBOL: TSX – ML

VANCOUVER, BRITISH COLUMBIA, December 17, 2007 – Mercator Minerals Ltd. ("Mercator" or the "Company") announced today that its offer to acquire the outstanding shares of Tyler Resources Inc. for 0.113 of a Mercator share for each share of Tyler Resources Inc. will be extended to 8:00 p.m. (Toronto time) on January 8, 2008 to allow time for shareholders to tender. All other terms and conditions contained in the offer remain the same. A Notice of Extension will be filed with Computershare Investor Services Inc., the Depositary under the offer. The Notice of Extension will be mailed to Tyler shareholders and will be filed with the applicable securities regulators in Canada.

"We are providing additional time for Tyler shareholders to consider our offer, which we continue to believe, represents a fair offer to Tyler shareholders, and remains the only offer made to date. We maintain that Mercator's offer has insulated Tyler shareholders from recent declines in commodity prices and base metals equities, a situation that could rapidly reverse were Mercator to withdraw its offer," said Mike Surratt, Mercator's President and Chief Executive Officer.

Since Mercator announced its offer on October 19, 2007, the following developments have occurred, factors that should be carefully considered by Tyler shareholders as to why they should accept Mercator's offer:

- Commodity prices for copper and zinc have declined by approximately US$0.33 and US$0.64 per pound respectively;

- The S&P TSX Diversified Metals & Mining Index has declined by approximately 281 points or 9.25%;

- Tyler does not appear to have been successful in attracting another offer, despite running a full auction;

- Mercator believes that Tyler has been unable to demonstrate any additional value for its projects that was not well known before Mercator's offer.

Tyler released its Preliminary Economic Assessment Report for the Bahuerachi project and recently issued a series of news releases disclosing the same drill information, which information does not appear to have had a positive impact on the Tyler share price.


MERCATOR MINERALS LTD.

In the absence of Mercator's offer, Mercator believes that Tyler shares could reasonably be expected to return to pre-offer levels, perhaps even less given the recent declines in commodity and base metal equity prices. Shareholders who choose to accept Mercator's offer should be protected against the substantial risk of losses associated with such a price decline.

Mercator urges Tyler shareholder who may not have yet tendered their shares to do so prior to the expiry of 8:00 pm (Toronto) January 8, 2008. Questions concerning the offer and acceptance of the offer should be directed to Mercator's Information Agent, Georgeson at 1-888-605-8401 (toll free in North America)

Additional Information

On November 9, 2007, Mercator Minerals Ltd. filed a Take-over bid circular related to its offer for the outstanding common shares of Tyler Resources Inc. Investors and security holders of Tyler are strongly encouraged to read the terms and conditions of our Offer and the additional information in the Offer and Circular mailed on November 9, 2007 and filed on SEDAR, because they contains important information.

Jennings Capital Inc. is acting as financial adviser to Mercator.

About Mercator Minerals Ltd.

Mercator is a copper producer that owns and operates the Mineral Park copper mine in Arizona, with a corporate strategy focused on maximizing the production potential of the Mineral Park copper-molybdenum deposit and growing through mergers and acquisitions. The Company has filed a technical report dated December 29, 2006, supporting the expansion of its Mineral Park copper-molybdenum mine into a 25,000 tpd operation (Phase I) and a 50,000 tpd operation (Phase II). At full capacity, expected to be reached mid 2009, the Mineral Park mine average annual production during the first 10 years is forecast to be approximately 56.4 million pounds of copper, 10.3 million pounds of molybdenum and 600,000 ounces of silver.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: *"Michael L. Surratt"*
Michael L. Surratt,
President

For further information, please contact: Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661 or (604) 716-5582; Fax: (604) 960-9661; Email: mleblanc@mercatorminerals.com.


MERCATOR MINERALS LTD.

US Share Holders

No Mercator shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Mercator is satisfied that such Mercator shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Mercator in its sole discretion. Ineligible Tyler shareholders who would otherwise receive Mercator shares in exchange for their Tyler shares may, at the sole discretion of Mercator, have such Mercator shares issued on their behalf to a selling agent, which shall, as agent for such Tyler shareholders, sell such Mercator shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Tyler shareholders.

The offer is being be made for the securities of a Canadian issuer and by a Canadian issuer that is permitted to prepare the offer and circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the offer and circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Mercator is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the dealer managers for the offer and some or all of the experts named in the offer and circular may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Mercator and said persons may be located outside the United States.

You should be aware Mercator may purchase securities otherwise than under the offer, such as in open market or privately negotiated purchases.

Forward Looking Information

This news release contains forward looking statements of Mercator, being statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Tyler by Mercator, the potential benefits thereof and discussions of future plans, projections and objectives. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Mercator's expectation are in the documents filed by Mercator from


MERCATOR MINERALS LTD.

time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. Mercator disclaims any intention or obligation to revise or update such statements.

The following factors, among others, related to the proposed acquisition of Tyler, the potential benefits thereof and future plans, projections and objectives could cause actual results of developments to differ materially from the results or developments expressed or implied by forward looking statements: the Mercator shares issued in connection with the offer may have a market value lower than expected; the businesses of Mercator and Tyler may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the expected combination benefits from the acquisition of Tyler may not be fully realized by Mercator or may not be realized within the expected time frame; Mercator cannot determine the number of Tyler shareholders who may accept the Tyler offer; Mercator may not acquire one-hundred percent of the shares of Tyler; and the possible delay in the completion of the steps required to be taken for the acquisition of Tyler and the ultimate combination of Mercator and Tyler.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.